October 12, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-24-11

QUATERRA ANNOUNCES CONTINUING HIGH-GRADE GOLD INTERCEPTS
BY PARTNER GRANDE PORTAGE AT HERBERT GLACIER, ALASKA

Results include a 1.73 -meter true thickness intercept of 38.8 oz/ton of silver

VANCOUVER, B.C.—Quaterra Resources Inc. today announced that high-grade gold intercepts continue to be received from the 2011 core drilling program by Grande Portage Resources Ltd., its partner and operator at the Herbert Glacier gold project located near Juneau, Alaska.

Grande Portage reports that the new high-grade results were found in drill holes 11I-4 and 11I-5 and contained sections with visible gold in quartz.

Hole 11I-4
Hole 11I-4 was drilled at an azimuth of 207 degrees and an angle of -64 degrees to a total depth of 171.3 meters. One intercept in drill hole 11I-4 (144.21 meters to 145.88 meters) with a true thickness of 0.95 meters assayed 2.16 oz/ton (73.96ppm) gold and 2.72 oz/ton (93.1ppm) silver. A highlight within that zone included a 0.52 -meter sample (144.95 meters to 145.47 meters) of 6.678 oz/ton (229ppm) gold.

Another intercept in hole 11I-4 (154.22 meters to 155.18 meters) of a silver-and-base-metal-rich zone with a true thickness of 1.73 meters contained 0.1 oz/ton (3.42ppm) gold and 38.8 oz/ton (1338.3ppm) silver. This intercept also showed greater than three percent each of lead and zinc and strongly anomalous antimony and copper.

Hole 11I-5
The next hole in the sequence (hole 11I-5) had a true thickness intercept of 1.28 meters (111.13 meters to 113.23 meters) which returned a weighted assay of 1.09 oz/ton (37.21ppm) gold. Hole 11I-5 was drilled at a 115 degree azimuth and an angle of -45 degrees to a total depth of 161.24 meters.

Holes 11I-6 and 11I-7
Hole 11I-6 was drilled in the same plane as hole 11I-5 at an angle of -70 degrees and encountered mineralized intervals with maximum values of 0.045 and 0.065 oz/ton gold. The final hole at I pad, hole 11I-7, encountered moderately mineralized intervals with assays pending.

Geologic setting
Apart from the good assays, drilling by Grande Portage from the I pad adds geologic knowledge to the Herbert Glacier project. It is the western most drill pad on the Main vein and shows that the structure extends for more than 1,000 meters. Drilling and mapping show that the gold veins exist within a WNW package of tonalitic rocks sandwiched between metasedimentary rocks to the SW and higher grade gneiss to the NE with stresses creating strong E-W shear veins (as the Main and Deep Trench) and minor NE tensional vein-faults. The contact zone between metasedimentary and tonalitic rocks has now become a target for high-grade mineralization, possibly with more silver and base-metal rich zones as indicated in hole 11I-4.

Grande Portage has now concluded its 2011 drill program at the Herbert Glacier with a total of 30 holes and 5,181 meters drilled. Additional drill results, including those from eight holes from G pad, three holes from F pad, and one-and-a-half I pad holes are pending and are expected over the next few weeks. Further assays will be announced once received from the laboratory. Grande Portage completed the 2011 fieldwork by identifying numerous deep targets to be drilled in the 2012 season and shallow closely spaced holes to be drilled with a smaller more portable rig. In addition, baseline water sampling studies and a NI43-101 technical report are underway. The 2012 drill program will be planned and submitted for permitting during the last quarter of 2011.

“We are delighted with the significance of the results from this summer’s Alaskan program,” says Grande Portage President Ian Klassen. “The drilling went very efficiently and with almost 5,200 meters with one drill in three-and-a-half months, we intersected five separate high-grade bodies, four of which are new discoveries. As well, a new vein which was previously only hypothesized now shows as much potential for gold as our other big veins. The results from this year give us excellent targets next year for definition drilling to better outline the best mineralized bodies and also to guide our new exploration holes.”

In June 2010, Grande Portage entered into an agreement with Quaterra to earn a 65% interest in Herbert Glacier by exploring the property. Quaterra retains a 35% interest. Going forward, Quaterra and Grande Portage will form a joint venture for the further exploration and development of the property, with each party bearing their proportionate costs.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such the AJ and Treadwell mines and literally dozens of smaller gold mines and prospects. Overall gold production from the district is more than seven million ounces. In 2010, the district was reactivated by the reopening of Couer Alaska’s Kensington gold mine located 40 kilometers north of the Herbert Glacier property. In addition, Hecla Mining Company’s polymetallic Greens Creek Mine, a massive sulfide deposit containing silver, gold and zinc, is located in a parallel trend 20 kilometers to the west.

All 2011 drill holes are assayed by fire assay, using the metallic screening for coarse gold preparation by ALS Minerals. Common and characteristic elements such As, Ag, Pb, and W are being assayed by ICP methods. All samples are under direct control of Grande Portage prior to their delivery to Alaska Air Cargo for shipment to the ALS prep lab in Fairbanks, AK.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C. C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

A schematic for the Herbert Glacier 2011 drill program is available on the Quaterra website. It outlines the locations of the 2011 drill platforms in relation to the parallel mesothermal veins which make up the Herbert Glacier project.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.